================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                             -----------------------

                                TICKETS.COM, INC.
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.000225 PER SHARE
                         (Title of Class of Securities)

                                    88633M101
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 AUGUST 31, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
977383108                                                          Page  2 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING                      3,671,670 shares of common stock,
           PERSON                       par value $0.000225
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        3,671,670 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,671,670 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  3 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 46, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING                      3,671,670 shares of common stock,
           PERSON                       par value $0.000225
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        3,671,670 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,671,670 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  4 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 54, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING                      3,671,670 shares of common stock,
           PERSON                       par value $0.000225
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        3,671,670 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,671,670 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  5 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING                      3,671,670 shares of common stock,
           PERSON                       par value $0.000225
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        3,671,670 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,671,670 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  6 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING                      3,671,670 shares of common stock,
           PERSON                       par value $0.000225
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        3,671,670 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,671,670 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  7 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING                      3,671,670 shares of common stock,
           PERSON                       par value $0.000225
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        3,671,670 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,671,670 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  8 of 16
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [X]
                                                                (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING                      3,671,670 shares of common stock,
           PERSON                       par value $0.000225
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        3,671,670 shares of common stock,
                                        par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,671,670 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
977383108                                                          Page  9 of 16
-----------------------------                      -----------------------------


AMENDMENT NO.2 TO SCHEDULE 13D.

                  This Amendment No. 2 to Schedule 13D is filed by the

undersigned to amend and supplement the Schedule 13D, dated as of June 21, 2001,

as amended by Amendment No. 1 thereto, dated as of August 6, 2001, with respect to the shares of Common Stock, par value $0.000225 per share (the "Common

Stock") of Tickets.com, Inc., a Delaware corporation (the "Company").


ITEM 1.  SECURITY AND ISSUER.

                  Unchanged.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as

follows:

                  This statement is being filed by a group, as defined in Rule

13d-5 of the General Rules and Regulations under the Securities Exchange Act of

1934, as amended. The members of the group are General Atlantic Partners, LLC, a

Delaware limited liability company ("GAP"), General Atlantic Partners 46, L.P.,

a Delaware limited partnership ("GAP 46"), General Atlantic Partners 54, L.P., a

Delaware limited partnership ("GAP 54"), General Atlantic Partners 74, L.P., a

Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners, L.P., a New York

limited partnership ("GAPCO"), and GAP Coinvestment Partners II, L.P., a

Delaware limited partnership ("GAPCO II" and, collectively with GAP, GAP 46, GAP

54, GAP 74, GapStar and GAPCO, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting

Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 46, GAP 54 and GAP 74 is GAP. The managing

-----------------------------                      -----------------------------
977383108                                                          Page 10 of 16
-----------------------------                      -----------------------------


members of GAP are Steven A. Denning, Peter L. Bloom, Mark F. Dzialga, Erik

Engstrom, Klaus Esser, David C. Hodgson, William O. Grabe, William E. Ford,

Braden R. Kelly, Rene M. Kern, Clifton S. Robbins, Matthew Nimetz, Franchon M.

Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the

"GAP Managing Members"). Mr. Kelly is a director of the Company. The GAP

Managing Members (other than Mr. Esser) are also the general partners of GAPCO and GAPCO II. The business address of each of the GAP Managing Members (other than Messrs. Esser, Kelly, Kern, Wendelstadt and Wong) is 3 Pickwick Plaza,

Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee

88, 40212, Duesseldorf, Germany. The business address of Messrs. Kern and

Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The

business address of Mr. Kelly is 630 Hansen Way, Palo Alto, California 94304.

The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center,

Singapore 048621. The present principal occupation or employment of each of the

GAP Managing Members is as a managing member of GAP. Each of the GAP Managing

Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a

citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of

Singapore.

                  None of the Reporting Persons and none of the above

individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

-----------------------------                      -----------------------------
977383108                                                          Page 11 of 16
-----------------------------                      -----------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate amount of funds required by the Reporting

Persons to purchase 413,500 shares of Common Stock was $760,840.00. The funds used to purchase such Common Stock were obtained from contributions from partners of GAP 74 and GAPCO II and advances under an existing credit facility for GapStar.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Unchanged.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as

follows:

                  (a)      As of the date hereof, GAP, GAP 46, GAP 54, GAP 74,

GapStar, GAPCO and GAPCO II each own of record no shares of Common Stock,

525,483 shares of Common Stock, 339,844 shares of Common Stock, 340,368 shares of Common Stock, 25,844 shares of Common Stock, 109,436 shares of Common Stock and 118,236 shares of Common Stock, respectively, or 0%, 7.1% , 4.6%, 4.6%,

0.3%, 1.5% and 1.6% respectively, of the Company's issued and outstanding shares of Common Stock.

                  In addition, as of the date hereof, GAP 74, GapStar and GAPCO

II each own of record 14,404,950 shares of Preferred Stock convertible into

1,800,618 shares of Common Stock, 1,093,750 shares of Preferred Stock convertible into 136,718 shares of Common Stock and 2,001,300 shares of

Preferred Stock convertible into 250,162 shares of Common Stock, respectively,

or 19.5%, 1.8% and 3.3%, respectively, of the Company's issued and outstanding shares of Common Stock. As of the date hereof, GAP 54 and GAPCO II each own of record warrants to purchase 20,650 shares of Common Stock and warrants to purchase 4,311 shares of Common Stock, respectively, or 0.3% and 0.1% of the

Company's issued and outstanding shares of Common Stock.

-----------------------------                      -----------------------------
977383108                                                          Page 12 of 16
-----------------------------                      -----------------------------


                  By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 46, GAP 54 and GAP 74 and the managing member of GapStar,

the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, as converted, which each owns of record. Accordingly, as of the date hereof, each of the Reporting

Persons may be deemed to own beneficially an aggregate of 3,671,670 shares of

Common Stock or 38.1% of the Company's issued and outstanding shares of Common

Stock.

                  (b)      Each of the Reporting Persons has the shared power to

direct the vote and the shared power to direct the disposition of the 3,671,670 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c)      Pursuant to the Securities Purchase Agreement, dated

August 31, 2001 (the "Securities Purchase Agreement"), among At Home Corporation

(the "Seller"), GAP 74, GapStar and GAPCO II, GAP 74 agreed to purchase from the

Seller an aggregate of 340,368 shares of Common Stock, at $1.84 per share, for an aggregate purchase price of $626,277.12, GapStar agreed to purchase from the

Seller an aggregate of 25,844 shares of Common Stock, at $1.84 per share, for an aggregate purchase price of $47,552.96 and GAPCO II agreed to purchase from the

Seller an aggregate of 47,288 shares of Common Stock, at $1.84 per share, for an aggregate purchase price of $87,009.92. The foregoing summary of the Securities

Purchase Agreement is qualified in its entirety by reference to Exhibit 2 hereto, which is incorporated herein by reference.

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

-----------------------------                      -----------------------------
977383108                                                          Page 13 of 16
-----------------------------                      -----------------------------

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.


                  Item 6 is hereby amended by adding the following thereto:

                  As described in Item 5(c) above, pursuant to the Securities

Purchase Agreement, GAP 74 agreed to purchase from the Seller an aggregate of

340,368 shares of Common Stock, at $1.84 per share, for an aggregate purchase price of $626,277.12, GapStar agreed to purchase from the Seller an aggregate of

25,844 shares of Common Stock, at $1.84 per share, for an aggregate purchase price of $47,552.96 and GAPCO II agreed to purchase from the Seller an aggregate of 47,288 shares of Common Stock, at $1.84 per share, for an aggregate purchase price of $87,009.92.

-----------------------------                      -----------------------------
977383108                                                          Page 14 of 16
-----------------------------                      -----------------------------


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Securities Purchase Agreement, dated August 31, 2001, among At Home Corporation, GAP 74, GapStar and GAPCO II.

                  Exhibit 3: Power of Attorney, dated January 3, 2001, appointing Thomas J. Murphy Attorney-in-Fact for GAP, incorporated by reference to
                                    Schedule 13D, dated as of June 21, 2001, filed with the Securities and Exchange Commission.

                  Exhibit 4: Power of Attorney, dated January 3, 2001, appointing Thomas J. Murphy Attorney-in-Fact for GAPCO, incorporated by reference to
                                    Schedule 13D, dated as of June 21, 2001, filed with the Securities and Exchange Commission.

                  Exhibit 5: Power of Attorney, dated January 3, 2001, appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II, incorporated by reference to
                                    Schedule 13D, dated as of June 21, 2001, filed with the Securities and Exchange Commission.

-----------------------------                      -----------------------------
977383108                                                          Page 15 of 16
-----------------------------                      -----------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 31, 2001.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 46, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 54, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its managing member

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact

-----------------------------                      -----------------------------
977383108                                                          Page 16 of 16
-----------------------------                      -----------------------------


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact